EXHIBIT 12.1

MERCURY COMPUTER SYSTEMS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended June 30,
	2000	2001	2002	2003	2004	2005
Income before income taxes	$36,345	$45,124	$21,983	$32,870	$32,233	$43,123

Fixed charges:
Interest expense	731	1,065	987	923	1,441	4,166
Rentals:
Buildings, office equipment and other	175	169	203	310	366	593

Total fixed charges	$906	$1,234	$1,190	$1,233	$1,807	$4,759

Income before income taxes plus fixed charges	$37,251	$46,358	$23,173	$34,103	$34,040	$47,882

Ratio of earnings to fixed charges (A)	41.1	37.6	19.5	27.7	18.8	10.1

(A)	The ratio of earnings to fixed charges is calculated by dividing (a) earnings before income taxes and fixed charges by (b) fixed charges. Fixed charges include interest expense under operating leases the Company deems a reasonable approximation of the interest factor.